COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (02) 9259 6666
Facsimile: (02) 9259 6233

03007062

File Number: 82.2994

13 February 2003

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an Announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

dlw 3/4

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

PRELIMINARY FINAL REPORT

for the financial year ended 31 December 2002

HIGHLIGHTS

- **Coca-Cola Amatil delivered an excellent result in 2002, meeting or exceeding its three year management targets:**
  - **Net profit for the ongoing business[1] (before significant items) increased 20.1% to $205.5 million (net profit, after significant items, increased 22.4% to $209.5 million).**
  - **Earnings per share, before significant items, increased 17.8% to 29.8 cents (earnings per share[2] on a reported basis was 30.4 cents).**
  - **Return on capital employed for the ongoing business increased 1.2 percentage points to 8.8%.**
  - **Capital spending to revenue decreased 1.9 percentage points to 2.8%.**
- **EBIT for the ongoing business (before significant items) increased 13.3%, reflecting the benefit of the cost reduction and growth initiatives implemented throughout the year:**
  - **Australia** achieved EBIT growth of almost 10%, with an excellent second half 2002 due to the successful launch of Vanilla Coke and diet Coke with lemon, continued focus on cost reductions and despite unseasonably wet weather in the first half.
  - **South Korea** recorded another outstanding result with EBIT growth of 76% benefiting from the continued cost reduction initiatives, improved sales execution and further new product launches.
  - **Oceania's** EBIT grew by 24%, led by an excellent contribution from New Zealand with strong revenue and EBIT margin improvement through innovative sales and marketing programs.
  - Operational conditions in **Indonesia** remained difficult due to low consumer confidence with full year EBIT declining by $18 million. However, trading improved significantly in fourth quarter 2002 (October to December).
- **Free cash flow for the ongoing business (before significant items) increased 76.6% to $318.5 million.**
- **Dividends per share for the full year increased 32.1% to 18.5 cents, with the final dividend increasing by 50% to 10.5 cents per share (partly franked to 50%).**

Sydney, 13 February 2003: Coca-Cola Amatil Limited (CCA) today announced its consolidated results for the financial year ended 31 December 2002.

ONGOING BUSINESS[1]	2002	2001	*Change*
Revenue from sales of beverages ($ million)	**3,432.6**	3,271.0	*4.9%*
EBIT, before significant items ($ million)	**421.9**	372.3	*13.3%*
EBIT Margin	*12.3%*	*11.4%*	*0.9pt*
Net profit, before significant items ($ million)	**205.5**	171.1	*20.1%*
Significant items ($ million)	**4.0**	-	
Net profit ($ million)	**209.5**	171.1	*22.4%*
Free cash flow, before significant items ($ million)	**318.5**	180.4	*76.6%*
Net debt to book equity (%)	**46.0%**	62.6%	*(16.6)pts*
EBIT interest cover (times)	**3.2**	2.8	*0.4*
Return on average capital employed (%)	**8.8%**	7.6%	*1.2pts*
REPORTED[3]			
Net profit ($ million)	**209.5**	447.8	
Earnings per share[2], before significant items (cents)	**29.8c**	25.3c	*17.8%*
Earnings per share[2] (cents)	**30.4c**	56.2c[3]	
Dividends per share (cents)	**18.5**	14.0	*32.1%*

1 *The ongoing business excludes the profit contribution from the Philippines operation for the four month period ended 27 April 2001 ($30.2 million after tax) and a gain on sale of the Philippines operation of $241.4 million ($246.5 million after tax).*

2 *EPS based on weighted average shares of 689.4 million in 2002 and 796.1 million in 2001.*

3 *Reported net profit and EPS (56.2 cents) for 2001 includes the profit contribution from Philippines operation for the four month period ended 27 April 2001 ($30.2 million after tax) and a gain on sale of the Philippines operation ($246.5 million after tax).*

Coca-Cola Amatil's Managing Director, Terry Davis, said "The priority for CCA in 2002 was to increase shareholder returns. This was achieved by reducing the cost of doing business and improving the level of innovation and creativity within the organisation. We made significant progress in both areas and have created a strong platform to continue to increase returns in 2003 and beyond."

"It is pleasing that CCA has met or exceeded its three year management targets (communicated to the market in December 2001), with net profit, before significant items, increasing by 20.1%, earnings per share increasing by 17.8% and return on capital employed rising by 1.2 percentage points to 8.8%."

"This excellent result was achieved on revenue of $3.4 billion (4.9% increase over 2001) and volume of 603.3 million unit cases[5] (1.3% increase over 2001) and despite the difficult trading conditions in Indonesia and PNG. EBIT margins improved in every market, with the exception of Indonesia and PNG, as our focus on profitable revenue generation and cost reduction initiatives (savings of over $10 million were recorded in 2002 with an annualised benefit of $30 million) began to take effect. The ability of our business to generate strong free cash flow was once again a highlight, with a rise of 76.6% to $318.5 million (before significant items). The capital spend was the lowest for many years at 2.8% of revenue, however this did not restrict our capacity to profitably grow the business," he added.

Other Costs and Significant Items

Other costs (principally the corporate centre) were $41.6 million, before significant items, a 1.7% decrease from 2001. This improvement reflects headcount reductions mostly offset by higher contributions to superannuation funds.

CCA recorded an after tax significant gain of $4.0 million, comprising:

- $27.2 million gain on sale of surplus properties in South Korea;
- $0.7 million gain on sale of PET manufacturing operations in Australia and New Zealand;
- $12.9 million loss from redundancy and restructuring expenses mainly in Australia and South Korea. As a consequence, employee numbers (excluding the employees added in 2002 due to acquisitions) reduced by 6%; and
- $11.0 million loss from rationalisation of certain non-profitable cold drink equipment in South Korea.

Interest and Taxation

Due to the continued strong free cash flow, non-core asset sales and improved net debt to book equity (46.0% as at 31 December 2002 versus 62.6% in 2001), CCA's net borrowing expense fell by 7% to $132.8 million. Interest expense was also impacted by higher debt (at higher interest rates) in the Indonesian business.

5. A unit case is the equivalent of twenty-four 8oz serves or 5.678 litres.

The average taxation rate for the Group for full year 2002 was 28.4%. CCA's Board has maintained its review of the status of a number of tax audits continuing to be undertaken by the relevant authorities in each of CCA's countries. To date there have been no material assessments issued to CCA as a result of these tax audits.

Free Cash Flow
CCA continued to deliver strong free cash flow[6], before significant items, of $318.5 million in 2002 compared to $180.4 million for the ongoing business in 2001. In addition to the free cash flow of $318.5 million, CCA also generated $222.4 million of net cash benefit from significant items due to the proceeds of the sale of surplus properties in South Korea ($89.8 million) and sale of PET manufacturing operations in Australia and New Zealand ($148.1 million), partly offset by redundancy and restructuring expenses ($15.5 million).

Capital Expenditure
Capital expenditure was at a historic low of $96.5 million in 2002 representing a ratio to revenue of 2.8% (down from 4.7% in 2001). The reduction in this ratio reflects CCA's focus on improving its return on capital employed by more rigorous analysis of its capital requirements and a focus on allocating capital in a disciplined manner.

Acquisitions
Consistent with the profitable revenue generation initiatives, CCA made two small acquisitions in 2002 to expand its overall beverage portfolio.

- Pacific Beverages Australia Pty Limited (PBA) – acquired for approximately $27 million in July. PBA manufactures, markets and distributes fruit juices, cordials and other beverages, including the range of Fruitopia fruit juices, which CCA distributes in Australia and New Zealand.
- Rio Beverages - acquired jointly with The Coca-Cola Company (TCCC) in November to broaden the New Zealand beverage offerings, particularly in the juice, lifestyle beverage, fruit drink, sports and water segments. CCA and TCCC have shared equally in this investment and will share equally in the returns from the acquisition. CCA's share of the acquisition cost was approximately $19 million.

These two acquisitions have added incremental volume of 2.7 million unit cases and EBIT of approximately $3 million to CCA's 2002 results. There remain other opportunities for consolidation in the non-alcoholic ready-to-drink beverage markets in each of our main territories and in 2003 CCA will continue to seek 'bolt-on' acquisitions where they can enhance our market position and improve our return on capital employed.

---

6. Free cash flow is cash flow generated by the business which is available for return to shareholders and/or repayment of debt calculated as cash flow from operating activities less investment in infrastructure.

Divestment
As part of the capital management initiatives, CCA realised $148 million (net of related costs) from the sale of its PET manufacturing operations in Australia and New Zealand to Visy Industries (Visy) in July 2002. Under a long-term supply agreement, Visy will produce CCA's PET bottle requirements for Australia and New Zealand and its PET preform requirements for Papua New Guinea and Fiji. In the second half the PET conversion costs, in these markets, were marginally lower than the prior comparable period.

Dividend
A final dividend of 10.5 cents per share (partly franked to 5.25 cents per share, at the 30% corporate tax rate) has been declared and will be paid on 31 March 2003. This is an increase of 50% over the comparable dividend in 2001. Combined with the interim dividend of 8.0 cents per share (partly franked to 4 cents per share) the 2002 dividends of 18.5 cents represents an increase of 32% over the 2001 dividends of 14.0 cents per share. The Record Date for determining dividend entitlements is 28 February 2003.

The increased final dividend reflects CCA's expectation of continued strong earnings growth and an intention that future dividends will be declared based on a payout ratio of 60% to 70% of net profit. This dividend policy is not expected to impact on CCA's ability to pursue acquisition opportunities as they arise.

Outlook for 2003
The priority for 2003 is to continue the increase in total shareholder returns and this remains unchanged from 2002. Operating performance improvement will be achieved through continuing innovation in packaging, new products and promotional activity, as well as the implementation of further cost reduction initiatives across each of our markets.

The strong momentum established in 2002 has provided CCA with a very solid platform for 2003. At this early stage of the year, we remain confident that the annual earnings targets (established in December 2001) of 10% - 15% net profit growth and 12% - 15% earnings per share growth are achievable in 2003. We also expect the capital spending to revenue ratio in 2003 to be within the 5% to 6% annual target, with the major emphasis being on investment in revenue generating assets such as cold drink equipment. An operating performance and full year earnings update will be provided to investors at the Annual General Meeting to be held in Sydney on 1 May 2003.

OPERATIONAL REVIEW OF PERFORMANCE

Australia

	2002	2001	*Change*
Revenue from sales of beverages ($ million)	**1,776.8**	1,675.1	*6.1%*
Revenue per unit case	$6.22	$6.09	*2.1%*
Sales Volume (million unit cases)	285.8	275.1	*3.9%*
EBIT, before significant items* ($ million)	**317.0**	288.9	*9.7%*
EBIT Margin, before significant items*	**17.8%**	17.2%	*0.6pts*
EBIT * ($ million)	**312.2**	288.9	*8.1%*
Capital Expenditure to Revenue	**1.7%**	3.5%	*1.8pts*

* - significant items of net $4.8 million loss related to redundancy costs and gain on sale of PET manufacturing operations

The Australian business reported an excellent growth in EBIT of 9.7% for 2002 through new product launches, strong cost control and continued enhancement of customer relationships. The strong revenue growth of 6.1% reflected:

- a 2.1% increase in revenue per case, with a 3.5% increase recorded in second half 2002 following a small 0.6% increase in the first half. Pricing improved across all major channels and, in particular, the July price increase in immediate consumption packages resulted in solid pricing in the convenience & leisure channel. A further price increase has been announced across all channels (including supermarkets), with effect from early March 2003;
- a 3.9% growth in volume driven by immediate consumption PET packages (390mL and 600mL) and multi pack cans. A small shift in channel mix occurred towards the supermarket channel, which now accounts for approximately 48% of Australian volume. This shift is a result of the strong retailer funded price promotional activity seen in the fourth quarter, as well as strong cold drink sales in supermarkets; and
- improved second half trading due to the focus on new products and innovative marketing campaigns and following the wet weather that adversely impacted the first half. The cola segment contributed approximately 80% of the 8.6% volume growth in the second half, led by Vanilla Coke with sales of approximately 6 million unit cases. Diet Coke with lemon, Fanta Wild Berries, Fanta Lemonade, Fanta Lemon, Nestea Cool, Frutonic, PowerAde Sports Water, Winnie the Pooh juice and Hi-C Sun Splash cordial were also successfully launched in 2002.

The higher EBIT margin of 17.8% arose through improved pricing, lower conversion costs, some raw material savings (principally PET resin savings) and stronger cost control (8% reduction in headcount) even after higher marketing expenses due to new product launch costs.

Oceania (New Zealand, Papua New Guinea, Fiji)

	2002	2001	*Change*
Revenue from sales of beverages ($ million)	**397.4**	354.7	*12.0%*
Revenue per unit case	$5.70	$5.39	*5.8%*
Sales Volume (million unit cases)	69.7	65.8	*5.9%*
EBIT, before significant items * ($ million)	**63.1**	50.8	*24.2%*
EBIT Margin, before significant items*	**15.9%**	14.3%	*1.6pts*
EBIT * ($ million)	**63.3**	50.8	*24.6%*
Capital Expenditure to Revenue	**3.7%**	4.1%	*0.4pts*

* - significant item of $0.2 million gain related to the sale of the PET manufacturing operations in New Zealand

High levels of innovation in the sales and marketing programs have delivered an outstanding 2002 result in New Zealand. This market was the main contributor to the excellent 12% increase in revenue and 24% EBIT growth in the Oceania region. The strong New Zealand trading was achieved by volume and pricing growth in both the supermarket and immediate consumption channels. The core brands of Coke, diet Coke, Sprite, Fanta (including Fanta flavours) and pump, together with the successful launches of Vanilla Coke and diet Coke with lemon have been the main drivers to that market's performance.

The EBIT margin improved from 14.3% to 15.9% and was achieved despite Oceania experiencing a 7% increase in cost of goods sold per unit case, in local currency terms. The large increase in cost of goods sold was principally due to the decline in the PNG Kina causing a dramatic increase in costs in that market. However, an excellent trading result from Fiji largely offset the EBIT decline from PNG.

The acquisition of Rio Beverages in New Zealand had little impact on the 2002 results as it was only completed in November. Rationalisation of the administration, sales and management functions has been completed and further rationalisation of the warehouse and production facilities is currently underway. Importantly the acquisition of Rio Beverages broadens CCA's beverage portfolio in the non-carbonated segments with New Zealand's number two fruit juice brand, number two water brand (behind CCA's own pump brand) and number one lifestyle beverage. A number of these brands have relevance in CCA's other markets, in particular the E2 lifestyle beverage (currently being trialed in Australia).

South Korea

	2002	2001	*Change*
Revenue from sales of beverages ($ million)	**837.5**	844.5	*(0.8)%*
Revenue per unit case	$5.82	$6.04	*(3.6)%*
Sales Volume (million unit cases)	143.9	139.9	*2.9%*
EBIT, before significant items* ($ million)	**62.0**	35.3	*75.6%*
EBIT Margin, before significant items*	**7.4%**	4.2%	*3.2pts*
EBIT * ($ million)	**72.4**	35.3	*105.1%*
Capital Expenditure to Revenue	**1.6%**	3.2%	*1.6pts*

* - significant items of net $10.4 million gain related to gain on sales of surplus properties, loss from rationalisation of certain non-profitable cold drink equipment and redundancy costs

The focus in South Korea for 2002 was to substantially improve the operating margins of the business. This led to a number of decisions to exit non-profitable programs and products, the sale of non-core assets ($89.8 million) and a 6% workforce reduction.

The impact of these decisions has been excellent with South Korea's EBIT margin increasing from 4.2% to 7.4% and EBIT growing by 76%. The strong growth in the margin reflects significant cost reduction initiatives that have reduced the ongoing cost base of the business and improved asset utilisation. Further, the changing behaviour of South Korean consumers has resulted in a consolidation of retailers and assisted CCA's profitability with lower distribution cost per unit for supermarkets/hypermarkets (this channel represented 38% of 2002 volume versus 34% in 2001) due to larger order sizes and much lower service costs. However, this shift to the lower revenue per case channel was a major cause of the decline in revenue per case in local currency terms of just over 1% in 2002, with some additional impact due to lower pricing in the wholesale market. The retailer consolidation has also adversely impacted the profitability of the wholesale channel (being the channel that supplies a large number of 'mom & pop' stores and traditional outlets) and led to a more competitive pricing environment in South Korea.

Volume growth was affected by severe weather conditions in the third quarter, returning to solid growth in the fourth quarter and resulting in a 2.9% growth in volume for the full year. CCA's share of the carbonated soft drink segment grew by 1.4 percentage points for the full year. The South Korean market continues to be driven by consumers trialing new products and as a consequence CCA introduced additional Fanta flavours (Grape and Apple), a new pineapple flavour for Qoo, a plum drink Bombit Maesil (January) and Winnie the Pooh juice (October). The business has continued to focus on effective sales execution through channel specific activities, strengthening relationships with key customers and the redeployment of assets and resources to growth channels.

Restructuring of the South Korean business will continue in 2003 with some further asset sales and an emphasis on workforce redeployment rather than absolute reduction.

Indonesia

	2002	2001	*Change*
Revenue from sales of beverages ($ million)	**420.9**	396.7	*6.1%*
Revenue per unit case	$4.05	$3.46	*17.1%*
Sales Volume (million unit cases)	103.9	114.5	*(9.3)%*
EBIT ($ million)	**21.4**	39.6	*(46.0)%*
EBIT Margin	**5.1%**	10.0%	*(4.9)pts*
Capital Expenditure to Revenue	**8.8%**	13.2%	*4.4pts*

As a consequence of the difficult economic conditions, the Indonesian business has focused on improving its pricing to establish a sustainable margin structure, increasing productivity from our labour force and developing better utilisation of existing assets. In 2002 the impact of the volume decline over a relatively high fixed cost base resulted in an $18 million decline in EBIT, with the EBIT margin falling by 4.9 percentage points.

Revenue per case increased by 12%, in local currency terms (17.1% increase in Australian dollar terms), mainly as a result of a wholesale price increase in January 2002 of approximately 10%. This pricing growth was sufficient to offset higher raw material costs with the net contribution margin being marginally higher than in 2001. CCA has already announced further wholesale price increases taking effect in January 2003.

Labour and labour on-costs increased substantially due to the significant consumer price and wage inflation experienced in late 2001. However, by year end the workforce had been reduced by 7%, principally occurring in the second half. CCA also reduced capital spending by almost 30% to $37 million.

Volume recovered strongly in the fourth quarter (almost 5% volume growth over the prior comparable period) but was not sufficient to offset the significant double digit declines recorded in the first three quarters of 2002. The fourth quarter volume growth was led by Fanta in the important, immediate consumption, medium size returnable glass pack. Further, the fourth quarter growth was assisted by the June 2002 launch of Frestea (ready-to-drink tea), albeit with only minimal impact on second half earnings due to marketing costs from the launch. Frestea will be distributed nationally in 2003 following the initial success of this brand.

CCA remains cautious in its short term expectations for the Indonesian business until sustained and consistent signs of an improved trading environment are seen. CCA remains, however, confident about Indonesia's long term growth prospects despite the current challenging environment.

CORPORATE GOVERNANCE

CCA regularly reviews its corporate governance practices and in 2002 the following corporate governance practices have been followed:

- CCA's Related Party Committee, comprising four independent non-executive directors (the two executive directors attend by invitation), met regularly to review all material transactions to which The Coca-Cola Company (TCCC) is or may become a party. The Related Party Committee also reviewed the outcomes of the discussions with TCCC on the 2003 business plans;
- the Audit, Risk & Compliance Committee has a charter that formally recognises four distinct areas of audit, financial statements, risk management and compliance. The Committee also met separately with the statutory auditor, without management; and
- the charter of audit independence ensures that the statutory auditor was independent as well as seen to be independent. Recognising that the level of non-audit fees paid to the statutory auditor can give rise to an actual or perceived loss of objectivity, the charter provides guidelines under which the statutory auditor can provide non-audit services without impairing the auditor's objectivity or independence.

There were approximately 2 million employee share options issued in 2002, including share options issued to executive directors approved by shareholders. If these share options had been expensed over the three year vesting period and based on reasonable assumptions, CCA's full year 2002 net profit would reduce by $0.9 million. From 2003 onwards, CCA shall cease issuing options to employees and instead will replace the existing executive option plan with a Long Term Incentive Share Plan incorporating appropriate total shareholder return hurdles.

ENDS

Coca-Cola Amatil is the largest bottler of non-alcoholic beverages in the Asia Pacific region. It operates in six countries - Australia, New Zealand, Papua New Guinea, Fiji, South Korea and Indonesia - employs 16,250 people and has access to 281 million consumers through 600,000 active customers.

CCA will host a presentation to analysts and media today at 2.30pm, which will be webcast (www.ccamatil.com) with all presentation material posted to CCA's website. A replay of the presentation, including the question and answer session, will be available on the website.

For more information about Coca-Cola Amatil please visit CCA's website at www.ccamatil.com

For further information, please contact:
Analysts - Peter Steel +61 2 9259 6553
Media - Alec Wagstaff +61 2 9259 6571

13 February 2003 **Appendix 4B**

Preliminary final report

Name of entity

COCA-COLA AMATIL LIMITED

ABN	Half yearly (tick)	Preliminary final (tick)	Financial year ended ('current period')
26 004 139 397		✓	**31 December 2002**

For announcement to the market

	Item				A$M
Coca-Cola Amatil Limited Group:					
Revenues from ordinary activities[a)]	1.24.1	**down**	**35.5%**	**to**	**3,828.8**
Profit from ordinary activities after tax attributable to members[b)]	1.22	**down**	**53.2%**	**to**	**209.5**
Profit from extraordinary items after tax attributable to members	2.5		**-**		**-**
Net profit for the period attributable to members[b)]	1.11	**down**	**53.2%**	**to**	**209.5**

a) The prior period figure includes the proceeds from sale of the Philippines operation of $2,124.3m.
b) The prior period figures include the profit from sale after tax of $246.5m (item 14.5) and trading results after tax of $30.2m (item 14.2) of the Philippines operation sold on 27 April 2001.

	Item				A$M
Coca-Cola Amatil Limited Group – Ongoing business[c)]:					
Revenue from sales of beverages	1.23	**up**	**4.9%**	**to**	**3,432.6**
Earnings before interest, tax and significant items[d)]	1.2A	**up**	**13.3%**	**to**	**421.9**
Earnings before interest and tax		**up**	**14.2%**	**to**	**425.1**
Profit from ordinary activities after tax attributable to members (before significant items)[d)]		**up**	**20.1%**	**to**	**205.5**
Profit from ordinary activities after tax attributable to members		**up**	**22.4%**	**to**	**209.5**

c) The prior period figures used in this table exclude the trading results and profit from sale of the Philippines operation.

d) Significant items include the following –	*A$M*
Redundancy and restructuring expenses (item 1.26.2)	*(15.5)*
Rationalisation of certain non-profitable cold drink equipment (item 1.26.2)	*(11.0)*
Profit from sale of–	
PET manufacturing operations (items 1.25 and 1.26.2)	*2.5*
Surplus properties (items 1.25 and 1.26.2)	*27.2*
Significant items before tax	*3.2*
Tax benefit (item 1.40)	*0.8*
Significant items after tax	*4.0*

Dividends		Amount per security	Franked amount per security at 30% tax rate
Final dividend	15.4	**10.5¢**	**5.25¢**
Previous corresponding period	15.5	7.0¢	3.5¢
Record date for determining entitlements to the dividend	15.2	**Friday, 28 February 2003**	

	Consolidated Statements of Financial Performance	Item	**Current period A$M**	Previous corresponding period A$M	**Change %**
1.1	**Revenues from ordinary activities - before interest income**				
	Ongoing business		**3,535.3**	3,371.8	
	Ongoing business – significant items		**243.8**	–	
	Philippines		**-**	408.3	
	Philippines – significant item		**-**	2,124.3	
		1.23	**3,779.1**	5,904.4	
1.2	**Expenses from ordinary activities - before borrowing expenses**				
	Ongoing business		**(3,113.4)**	(2,999.5)	
	Ongoing business – significant items		**(240.6)**	–	
	Philippines		–	(355.4)	
	Philippines – significant item		–	(1,882.9)	
		1.26.1	**(3,354.0)**	(5,237.8)	
1.2A	Earnings before interest and tax				
	Ongoing business		**421.9**	372.3	**13.3**
	Ongoing business – significant items		**3.2**	–	
	Philippines		–	52.9	
	Philippines – significant item		–	241.4	
			425.1	666.6	
	Net borrowing expenses				
1.3	Borrowing expenses		**(182.5)**	(170.0)	
	Interest income	1.24	**49.7**	27.7	
			(132.8)	(142.3)	
1.4	Share of net profit of associates and joint venture entities		–	–	
1.5	**Profit from ordinary activities before tax**		**292.3**	524.3	
1.6	Income tax expense from ordinary activities	1.39	**(82.9)**	(75.2)	
1.7	**Profit from ordinary activities after tax**		**209.4**	449.1	
1.8	Profit from extraordinary items after tax	2.5	–	–	
1.9	**Net profit**		**209.4**	449.1	
1.10	Net (profit) loss attributable to outside equity interests		**0.1**	(1.3)	
1.11	**Net profit for the period attributable to members of Coca-Cola Amatil Limited**		**209.5**	447.8	**(53.2)**
	Non-owner transaction changes in equity				
1.12	Increase in revaluation reserves		**-**	–	
1.13	Net exchange difference on translation of financial statements of foreign controlled entities		**44.1**	131.9	
1.14	Other adjustments recognised directly in equity		–	–	
1.15	Initial adjustments from UIG transitional provisions		–	–	
1.16	**Total transactions and adjustments recognised directly in equity**		**44.1**	131.9	
1.17	**Total changes in equity not resulting from transactions with members of Coca-Cola Amatil Limited as owners**		**253.6**	579.7	
	Earnings Per Security (EPS)				
1.18	Basic EPS	10.1	**30.4¢**	56.2¢	
1.19	Diluted EPS	10.2	**30.1¢**	56.0¢	
	Before significant items –				
	Basic EPS	10.3	29.8¢	25.3¢	
	Diluted EPS	10.4	29.6¢	25.2¢	

Notes to the Consolidated Statements of Financial Performance		Item	Current period A$M	Previous corresponding period A$M	Change %
Profit from Ordinary Activities Attributable to Members of Coca-Cola Amatil Limited					
1.20	Profit from ordinary activities after tax	1.7	**209.4**	449.1	
1.21	Plus (less) outside equity interests	1.10	**0.1**	(1.3)	
1.22	**Profit from ordinary activities after tax attributable to members of Coca-Cola Amatil Limited**	1.11	**209.5**	447.8	**(53.2)**
Revenues and Expenses from Ordinary Activities					
	Revenues				
1.23	Ongoing business				
	Sales of beverages		**3,432.6**	3,271.0	**4.9**
	Other		**346.5**	100.8	
			3,779.1	3,371.8	
	Philippines				
	Sales of beverages		–	404.3	
	Other		–	4.0	
			–	408.3	
	Proceeds from sale of the Philippines operation		–	2,124.3	
	Total revenues – before interest income		**3,779.1**	5,904.4	
1.24	Interest income		**49.7**	27.7	
1.24.1	**Total revenues**		**3,828.8**	5,932.1	**(35.5)**
1.25	**Significant items included in total revenues**				
	Ongoing business				
	Proceeds from sale of –				
	PET manufacturing operations		**154.0**	–	
	Surplus properties		**89.8**	–	
			243.8	–	
	Philippines				
	Proceeds from sale of the Philippines operation		–	2,124.3	
1.26.1	**Expenses**				
	Ongoing business				
	Cost of goods sold		**2,022.9**	1,933.7	
	Selling		**515.8**	492.1	
	Warehousing and distribution		**317.0**	291.2	
	Administration and other		**284.2**	282.5	
	Investing		**214.1**	–	
			3,354.0	2,999.5	
	Philippines				
	Cost of goods sold		–	247.6	
	Selling		–	38.8	
	Warehousing and distribution		–	44.1	
	Administration and other		–	24.9	
			–	355.4	
	Investing		–	1,882.9	
	Total expenses – before borrowing expenses		**3,354.0**	5,237.8	
	Borrowing expenses		**182.5**	170.0	
	Total expenses		**3,536.5**	5,407.8	

Notes to the Consolidated Statements of Financial Performance		Item	**Current period A$M**	Previous corresponding period A$M
1.26.2	**Significant items included in total expenses**			
	Ongoing business			
	Redundancy and restructuring expenses		**15.5**	-
	Rationalisation of certain non-profitable cold drink equipment		**11.0**	-
	Carrying amount including related costs of –			
	PET manufacturing operations sold[a]		**151.5**	-
	Surplus properties sold[a]		**62.6**	-
			240.6	-
	Philippines			
	Carrying amount of net assets sold including related costs – Philippines operation[a]		-	1,882.9
	a) These amounts are categorised as investing expenses above.			
1.27	Depreciation and amortisation expenses (excluding amortisation of intangibles (item 2.3)) included in total expenses from ordinary activities (item 1.26.1)		**156.5**	181.6
Capitalised Outlays				
1.28	Interest costs capitalised in asset values		-	-
1.29	Outlays capitalised in intangibles		-	-

Consolidated Retained Profits and Equity Attributable to Members of Coca-Cola Amatil Limited				
	Retained profits			
1.30	Balance at the beginning of the financial year		**1,541.6**	1,435.2
1.31	Net profit attributable to members	1.11	**209.5**	447.8
1.32	Net transfers of reserves –			
	From revaluation reserve[a]		-	438.7
	To foreign currency translation reserve[b]		**(1.7)**	(732.6)
1.33	Net effect of changes in accounting policies		-	-
1.34	Dividends paid		**(103.3)**	(47.5)
1.35	Balance at the end of the financial year		**1,646.1**	1,541.6
	a) Transfer resulting mainly from election to deem certain non-current assets to be carried at cost in accordance with accounting standard AASB 1041 "Revaluation of Non-Current Assets". *b) Transfer to reserve attributable to the liquidation of CC Amatil Netherlands BV (2001: sale of the Philippines operation).*			
	Equity			
1.36	Balance at the beginning of the financial year		**3,009.1**	4,459.7
	Total changes in equity recognised in the Consolidated Statements of Financial Performance	1.17	**253.6**	579.7
	Transactions with members of Coca-Cola Amatil Limited as owners –			
	Contributed equity		**40.5**	(1,982.8)
	Dividends paid		**(103.3)**	(47.5)
1.37	Balance at the end of the financial year		**3,199.9**	3,009.1

Notes to the Consolidated Statements of Financial Performance		Item	**Current period A$M**	Previous corresponding period A$M
Income Tax Expense from Ordinary Activities				
1.38	The prima facie income tax expense is reconciled to the amount of income tax expense in the Consolidated Statements of Financial Performance as follows –			
	Prima facie income tax expense on profit from ordinary activities at the Australian rate of 30%		**87.7**	157.3
	Tax effect of permanent differences –			
	Non-allowable expenses		**4.4**	4.3
	Rebates on dividends received		**(0.2)**	–
	Investment incentives		**(22.8)**	(13.3)
	Other items		**1.1**	(0.6)
	Overseas tax rate differential		**0.6**	(1.4)
	Overseas withholding tax		**8.6**	5.2
	Amounts not recorded in future income tax benefits		**2.0**	–
	Amounts underprovided in prior years		**1.5**	1.2
	Non-taxable profit from sale of the Philippines operation		**–**	(77.5)
1.39	**Income tax expense from ordinary activities**	1.6	**82.9**	75.2
1.40	Income tax benefit on significant items included in income tax expense from ordinary activities (item 1.39)		**0.8**	5.1

Intangible and Extraordinary Items		**Consolidated - current period**			
		Before tax A$M (a)	Related tax A$M (b)	Related outside equity interests A$M (c)	Amount (after tax) attributable to members A$M (d)
2.1	Amortisation of goodwill	**2.4**	–	–	**2.4**
2.2	Amortisation of other intangibles	**0.5**	–	–	**0.5**
2.3	**Total amortisation of intangibles**	**2.9**	–	–	**2.9**
2.4	Extraordinary items	–	–	–	–
2.5	**Total extraordinary items**	–	–	–	–

Consolidated Statements of Financial Position		Item	**At end of current period A$M**	As shown in last annual report A$M	As in last half yearly report A$M
	Current assets				
4.1	Cash assets		**205.4**	276.0	153.2
4.2.1	Receivables		**501.5**	446.3	466.3
4.2.2	Cross currency swap receivables relating to interest-bearing liabilities		**82.3**	207.8	–
4.3	Investments in securities		–	–	–
4.4	Inventories		**500.4**	432.6	451.4
4.5	Tax assets		–	–	–
4.6	Prepayments		**65.6**	64.9	71.7
4.7	**Total current assets**		**1,355.2**	1,427.6	1,142.6
	Non-current assets				
4.8.1	Receivables		**22.8**	26.8	23.9
4.8.2	Cross currency swap receivables relating to interest-bearing liabilities		**28.8**	134.4	85.8
4.9	Investments in associates		–	–	–
4.10.1	Investments in securities		**0.7**	1.9	1.9
4.10.2	Investments in bottlers' agreements		**3,252.1**	3,169.3	3,197.3
4.11	Inventories		–	–	–
4.12	Exploration and evaluation expenditure capitalised		–	–	–
4.13	Development properties		–	–	–
4.14	Property, plant and equipment[a)]		**1,228.8**	1,540.8	1,436.2
4.15	Intangibles		**4.6**	7.4	6.5
4.16	Future income tax benefits		**40.7**	28.5	30.1
4.17	Prepayments		**17.2**	16.7	22.0
4.18	**Total non-current assets**		**4,595.7**	4,925.8	4,803.7
4.19	**Total assets**		**5,950.9**	6,353.4	5,946.3
	Current liabilities				
4.20	Payables		**349.2**	254.9	294.5
4.21	Interest-bearing liabilities		**459.7**	1,072.4	299.1
4.22	Provision for current income tax		**100.8**	61.5	60.6
4.23	Provision for employee entitlements		**46.5**	45.8	46.1
4.24	Accrued charges		**269.6**	272.2	222.8
4.25	**Total current liabilities**		**1,225.8**	1,706.8	923.1
	Non-current liabilities				
4.26	Payables		–	–	–
4.27	Interest-bearing liabilities		**1,335.4**	1,442.9	1,715.8
4.28	Provision for deferred income tax		**93.9**	96.9	103.5
4.29	Provision for employee entitlements		**80.6**	74.8	80.1
4.30	Other		–	–	–
4.31	**Total non-current liabilities**		**1,509.9**	1,614.6	1,899.4
4.32	**Total liabilities**		**2,735.7**	3,321.4	2,822.5
4.33	**Net assets**		**3,215.2**	3,032.0	3,123.8
	Equity				
4.34	Contributed equity		**1,601.6**	1,561.1	1,588.4
4.35	Reserves		**(47.8)**	(93.6)	(76.4)
4.36	Retained profits	1.35	**1,646.1**	1,541.6	1,587.8
4.37	**Equity attributable to members of Coca-Cola Amatil Limited**	1.37	**3,199.9**	3,009.1	3,099.8
4.38	Outside equity interests in controlled entities		**15.3**	22.9	24.0
4.39	**Total equity**		**3,215.2**	3,032.0	3,123.8
4.40	Preference capital included as part of 4.37		–	–	–
4.41	Interest-bearing liabilities (net of cash assets and cross currency swap receivables)		**1,478.6**	1,897.1	1,775.9

a) The Group's properties are carried at fair value.

Consolidated Statements of Cash Flows		Item	**Current period A$M**	Previous corresponding period A$M
	Cash flows related to operating activities			
7.1	Receipts from customers		**3,448.1**	3,724.2
7.2	Payments to suppliers and employees		**(2,856.8)**	(3,232.2)
7.3	Dividends received from associates		**-**	-
7.4	Other dividends received		**0.5**	0.3
7.5	Interest and other items of similar nature received		**61.3**	32.4
7.6	Interest and other costs of finance paid		**(194.5)**	(196.9)
7.7	Income taxes paid		**(69.4)**	(59.7)
7.8	Other		**-**	-
7.9	**Net operating cash flows**		**389.2**	268.1
	Cash flows related to investing activities			
7.10	Payment for purchases of property, plant and equipment		**(96.5)**	(160.5)
7.11	Proceeds from sale of other property, plant and equipment		**10.3**	10.4
7.12	Payment for purchases of equity investments		**-**	(0.5)
7.13	Proceeds from sale of equity investments		**-**	-
7.14	Loans to other entities		**-**	-
7.15	Loans repaid by other entities		**-**	-
7.16	Other –			
	Proceeds from sale of PET manufacturing operations (net)		**148.1**	-
	Proceeds from sale of the Philippines operation (net)		**-**	249.9
	Proceeds from sale of surplus properties		**89.8**	-
	Payments for acquisitions of entity and operation (net)		**(37.9)**	-
7.17	**Net investing cash flows**		**113.8**	99.3
	Cash flows related to financing activities			
7.18	Proceeds from issues of securities (shares, options, etc)		**16.4**	19.9
7.19	Proceeds from borrowings		**1,355.0**	1,987.0
7.20	Repayment of borrowings		**(1,856.6)**	(2,264.3)
7.21	Dividends paid		**(84.3)**	(69.0)
7.22	Other –			
	Payment for return of capital		**-**	(270.8)
7.23	**Net financing cash flows**		**(569.5)**	(597.2)
7.24	**Net decrease in cash held**		**(66.5)**	(229.8)
7.25	Cash at beginning of the financial year		**259.5**	479.7
7.26	Exchange rate adjustments to item 7.25		**1.5**	9.6
7.27	**Cash at end of the financial year (see Reconciliation of cash)**	8.5	**194.5**	259.5
	Non-Cash Investing and Financing Activities			
	(a) Dividends satisfied by the issue of shares under the Dividend Reinvestment Plan		**19.3**	41.2
	(b) Part consideration for sale of the Philippines operation – Cancellation of contributed equity in Coca-Cola Amatil Limited		**-**	1,773.1
	Reconciliation of Cash			
	Reconciliation of cash at the end of the financial year (item 7.27) to the related items in the accounts is as follows –			
8.1	Cash on hand and at bank		**106.1**	107.9
8.2	Deposits at call		**99.3**	168.1
8.3	Bank overdraft		**(0.9)**	(1.5)
8.4	Call deposits (included in loans)		**(10.0)**	(15.0)
8.5	**Total cash at end of the financial year**	7.27	**194.5**	259.5

Other Notes to the Financial Statements		Item	**Current period**	Previous corresponding period
Ratios				
	Profit before tax/revenues			
9.1	Consolidated profit from ordinary activities before tax (item 1.5) as a percentage of revenues (item 1.24.1)		**7.6%**	8.8%
	Profit after tax/equity			
9.2	Consolidated net profit from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity (similarly attributable) at the end of the period (item 4.37)		**6.5%**	14.9%
	Ongoing business - Profit before tax and significant items/revenue from sale of beverages			
9.3	Ongoing business consolidated profit from ordinary activities before tax (item 1.5 less item 14.2) and significant items (items 1.25 and 1.26.2), as a percentage of revenue from sales of beverages (item 1.23)		**8.4%**	7.3%
Earnings Per Security (EPS)		19.5		
10.1	Basic EPS		**30.4¢**	56.2¢
10.2	Diluted EPS		**30.1¢**	56.0¢
	Before significant items –			
10.3	Basic EPS		29.8¢	25.3¢
10.4	Diluted EPS		29.6¢	25.2¢
10.5	Earnings used in calculating basic and diluted EPS (items 10.1 and 10.2)	1.11	**$209.5M**	$447.8M
	Deduct – Significant items after tax (items 1.25, 1.26.2 and 1.40)		**($4.0M)**	($246.5M)
10.6	Earnings used in calculating basic and diluted EPS before significant items (items 10.3 and 10.4)		**$205.5M**	$201.3M
10.7	Weighted average number of securities outstanding during the period used to calculate basic EPS (items 10.1 and 10.3)[a]		**689.4M**	796.1M
	Add – Potential securities		**5.8M**	4.1M
10.8	Weighted average number of securities and potential securities outstanding during the period used to calculate diluted EPS (item 10.2 and 10.4)[a]		**695.2M**	800.2M
10.9	Number of fully paid ordinary securities issued subsequent to balance date –			
	Issue under the Employee Share Plan		**0.2M**	
	Exercise of options under the Executive Option Plan		**0.5M**	
			0.7M	
	a) The comparative calculation assumes the share cancellation relating to sale of the Philippines operation, was carried out on the effective sale date being 27 April 2001.			

		Current period	Previous corresponding period
Net Tangible Asset Backing			
11.1	Net tangible asset backing per ordinary security	**$4.61**	$4.39
Discontinuing Operations			
12.1	Discontinuing operations	-	-

		Current period A$M	Previous corresponding period A$M
Control Gained Over Entities Having a Material Effect			
13.1	Name of entity (or group of entities)	-	-
13.2	Consolidated profit from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was acquired	-	-
13.3	Date from which such profit has been calculated	-	-
13.4	Profit from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	-	-
Loss of Control of Entities Having a Material Effect			
14.1	Name of entity (or group of entities)	-	Coca-Cola Bottlers Philippines, Inc
14.2	Consolidated profit from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control		
	Before income tax expense	-	45.1
	Income tax expense	-	(14.9)
	After tax	-	30.2
14.3	Date to which the profit in item 14.2 has been calculated	-	27 April 2001
14.4	Consolidated profit from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	-	55.3
14.5	Contribution to consolidated profit from ordinary activities and extraordinary items from sale of interest leading to loss of control –		
	Before income tax benefit	-	241.4
	Income tax benefit	-	5.1
	After tax	-	246.5

Financial Reporting by Geographic Segments	**2002 $M**	2001 $M	**2002 $M**	2001 $M	**2002 $M**	2001 $M	**2002 $M**	2001 $M
(Refer item 19.5)	**Revenue from sales of beverages**		**Other revenue**		**Significant items**		**Total revenues**	
Ongoing business								
Australia	**1,776.8**	1,675.1	**12.2**	14.2	**130.1**	–	**1,919.1**	1,689.3
Oceania[a]	**397.4**	354.7	**1.3**	2.8	**23.9**	–	**422.6**	357.5
South Korea	**837.5**	844.5	**10.9**	8.8	**89.8**	–	**938.2**	853.3
Indonesia	**420.9**	396.7	**3.6**	11.6	**–**	–	**424.5**	408.3
Other[b]	**–**	–	**74.7**	63.4	**–**	–	**74.7**	63.4
Total ongoing business	**3,432.6**	3,271.0	**102.7**	100.8	**243.8**	–	**3,779.1**	3,371.8
Philippines	**–**	404.3	**–**	4.0	**–**	–	**–**	408.3
Proceeds from sale of the Philippines operation					**–**	2,124.3	**–**	2,124.3
CCA Group	**3,432.6**	3,675.3	**102.7**	104.8	**243.8**	2,124.3	**3,779.1**	5,904.4
			Earnings before interest, tax and significant items		**Significant items[c]**		**Segment result – earnings before interest and tax**	
Ongoing business								
Australia			**317.0**	288.9	**(4.8)**	–	**312.2**	288.9
Oceania[a]			**63.1**	50.8	**0.2**	–	**63.3**	50.8
South Korea			**62.0**	35.3	**10.4**	–	**72.4**	35.3
Indonesia			**21.4**	39.6	**–**	–	**21.4**	39.6
Other[b]			**(41.6)**	(42.3)	**(2.6)**	–	**(44.2)**	(42.3)
Total ongoing business			**421.9**	372.3	**3.2**	–	**425.1**	372.3
Philippines			**–**	52.9	**–**	–	**–**	52.9
Profit from sale of the Philippines operation					**–**	241.4	**–**	241.4
CCA Group			**421.9**	425.2	**3.2**	241.4	**425.1**	666.6
			Assets		**Liabilities**		**Net assets**	
Ongoing business								
Australia			**3,171.7**	3,297.7	**331.8**	299.8	**2,839.9**	2,997.9
Oceania[a]			**640.9**	558.8	**94.2**	52.5	**546.7**	506.3
South Korea			**1,185.2**	1,300.3	**139.3**	118.3	**1,045.9**	1,182.0
Indonesia			**557.7**	501.9	**123.1**	89.9	**434.6**	412.0
Other[b]			**37.3**	45.4	**47.6**	51.9	**(10.3)**	(6.5)
Total ongoing business			**5,592.8**	5,704.1	**736.0**	612.4	**4,856.8**	5,091.7
Assets and liabilities excluded from above[d]			**358.1**	649.3	**1,999.7**	2,709.0	**(1,641.6)**	(2,059.7)
CCA Group			**5,950.9**	6,353.4	**2,735.7**	3,321.4	**3,215.2**	3,032.0
			Depreciation and amortisation expense		**Other non-cash expenses**		**Additions and acquisitions of non-current assets[e]**	
Ongoing business								
Australia			**76.4**	80.2	**20.6**	26.2	**58.7**	58.6
Oceania[a]			**19.8**	19.2	**2.6**	3.3	**32.2**	14.6
South Korea			**38.1**	41.9	**42.2**	27.9	**13.7**	27.4
Indonesia			**21.2**	16.8	**11.4**	7.0	**37.0**	52.5
Other[b]			**3.9**	4.1	**5.2**	11.2	**0.4**	1.1
Total ongoing business			**159.4**	162.2	**82.0**	75.6	**142.0**	154.2
Philippines			**–**	21.0	**–**	1.1	**–**	6.8
CCA Group			**159.4**	183.2	**82.0**	76.7	**142.0**	161.0

a) *The Oceania segment comprises New Zealand, Papua New Guinea and Fiji operations.*
b) *"Other" includes corporate and unallocated.*
c) *Significant items includes the following –*

	$M
Redundancy and restructuring expenses	*(15.5)*
Rationalisation of certain non-profitable cold drink equipment	*(11.0)*
Profit from sale of PET manufacturing operations	*2.5*
Profit from sale of surplus properties	*27.2*
	3.2

d) *Assets and liabilities shown against each segment exclude future income tax benefits, tax provisions and assets and liabilities which relate to the Group's financing activity.*
e) *Non-current assets comprise of investments in securities, investments in bottlers' agreements and property, plant and equipment for this disclosure.*

The Group operates in one business segment being the beverage industry within which it manufactures, distributes and markets carbonated soft drinks, mineral waters, fruit juices and other alcohol-free beverages.

Dividends		
15.1	Date the dividend is payable	**Monday, 31 March 2003**
15.2	Record date for determining entitlements to the dividend	**Friday, 28 February 2003**
15.3	If it is a final dividend, has it been declared?	**Yes**

Amount Per Security			Amount per security	Franked amount per security at 30% tax rate
15.4	**Final dividend**	Current year	**10.5¢**	**5.25¢**
15.5		Previous year	7.0¢	3.5¢
15.6	**Interim dividend**	Current year	**8.0¢**	**4.0¢**
15.7		Previous year	7.0¢	3.5¢

Total Dividend Per Security		**Current period**	Previous corresponding period
15.8	Ordinary securities	**18.5¢**	14.0¢
15.9	Preference securities	-	-

Final Dividend on All Securities		**A$M**	A$M
15.10	Ordinary securities	**72.8**	47.9
15.11	Preference securities	-	-
15.12	Other equity instruments	-	-
15.13	**Total**	**72.8**	47.9

Dividend Reinvestment Plan

Dividends payable may be reinvested in ordinary shares under the Company's Dividend Reinvestment Plan, subject to a maximum of 50,000 shares per beneficial holder.

Last Date for Election Notices under this Plan — **Friday, 28 February 2003**

Other Disclosures in Relation to Dividends

Dividends that have been paid by the Company since the commencement of the financial year are as follows –

Class of share	Rate per share ¢	Franking per share ¢	Amount $M	Date paid
Ordinary	7.0	3.5	48.0	28 March 2002[1]
Ordinary	8.0	4.0	55.3	30 September 2002

1 This dividend was shown in the Directors' Report for the financial year ended 31 December 2001.

The unfranked portion of the March 2003 dividend will be paid from the Company's foreign dividend account and will not attract dividend withholding tax.

Details of Aggregate Share of Profits of Associates and Joint Venture Entities

16.1 Coca-Cola Amatil Limited does not have any equity accounted associated entities or other material interests (other than controlled entities).

Material Interests in Entities which are not Controlled Entities

17.1 Coca-Cola Amatil Limited does not have any material interests in entities which are not controlled entities.

Issued and Quoted Securities at end of Current Period		Total number	Number quoted	Issue price per security (cents)	Amount paid up per security (cents)
18.1	**Preference securities**	–	–	–	–
18.2	Changes during current period	–	–	–	–
18.3.1	**Ordinary securities**	692,442,082	692,442,082	n/a	n/a
18.4.1	Changes during current period				
	(a) increase through issues	8,154,179	8,154,179	n/a	n/a
	(b) decreases through returns of capital, buy-backs	–	–	–	–
18.3.2	**Non-participating shares**	43,650,755	–	n/a	n/a
18.4.2	Changes during current period	–	–	n/a	n/a
18.5	**Convertible debt securities**	–	–	–	–
18.6	Changes during current period	–	–	–	–

18.7 **CCA Executive Option Plan**
Options on issue at end of period

No. of holders	Total number	Exercise price $	Date exercisable	Expiry date
10	275,000	4.11	Current	30 Aug 2004
88	822,500	4.76	Current	30 Aug 2005
603	1,912,500	9.69	Current	27 Jun 2006
1	60,000	7.30	Current	3 Apr 2007
869	1,978,600	10.08	Current	18 Jul 2007
237	69,400	9.37	Current	3 Sep 2007
1	35,000	6.49	Current	10 Dec 2007
2	500,000	7.14	Current	2 Apr 2008
589	3,318,610	4.53	Current	17 Aug 2008
2	815,000	6.61	Current	16 Apr 2009
1,196	4,547,735	6.49	Current	12 Jul 2009
1	135,000	4.31	Current	8 Nov 2009
1	200,000	6.12	24 Apr 2003	24 Apr 2007*
1,149	9,084,650	2.97	10 Jul 2003	10 Jul 2010
1	222,000	4.25	6 Jun 2004	6 Jun 2011
1,045	5,644,200	5.44	17 Aug 2004	17 Aug 2011
1	100,000	6.12	24 Apr 2005	24 Apr 2007*
143	1,470,000	6.33	16 Aug 2005	16 Aug 2007*
1	80,000	5.18	1 Nov 2005	1 Nov 2007*
	31,270,195	There is one share under option for each option.		

		Total number			
18.8	Options issued during current period	1,850,000*	Current period forfeitures 892,450.		
		Total number		Proceeds $M	Market value $M
18.9	Options exercised during current period	3,375,850		13.2	20.8 (at date of exercise)
		Total number	Exercise price $		Expiry date
18.10	Options expired during current period	–	–		–
		Total number	Number quoted		
18.11	**Debentures** *(totals only)*	–	–		
18.12	**Unsecured notes** *(totals only)*	–	–		

Comments by Directors

Basis of financial report preparation

19.1 This yearly report is a general purpose financial report which has been prepared in accordance with the listing rules, applicable Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board. It should be read in conjunction with the last annual financial report and any announcements to the market by the Company during the financial year.

This report has been prepared on the basis of historical cost and, except where otherwise stated, does not account for changing money values or valuations of non-current assets.

This report does not include all the notes of the type normally included in the annual financial report.

19.2 **Material factors affecting the revenues and expenses of the economic entity for the current period**

NIL.

19.3 **A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible) –**

No matter or circumstance has arisen since the end of the financial year that has significantly affected or may significantly affect the Group, the results of those operations or the state of affairs of the Group in subsequent financial years with the exception of –

Since the end of the financial year the Directors have declared the following dividend –

Class of share	Rate per share ¢	Franking per share ¢	Amount $M	Date payable
Ordinary	10.5	5.25	72.8	31 March 2003

19.4 **Franking credits available and prospects for paying fully or partly franked dividends for at least the next year**

The balance of the franking account at the end of the financial year adjusted for franking credits which will arise from payment of income tax provided for in the accounts is $70.9 million. This balance will be reduced by $15.6 million resulting from the final dividend for 2002, payable 31 March 2003.

It is expected that dividends paid in the future will remain partly unfranked, principally due to the effect of the geographic mix of CCA's operations.

19.5 **Changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows –**

The accounting policies adopted are consistent with those of the previous financial year with the exception of –

The Group has adopted the revised Accounting Standard AASB 1027 Earnings Per Share. Diluted earnings per share (EPS) was previously calculated by dividing the net profit attributable to members of the Company adjusted for the effect of earnings on potential ordinary shares, by the weighted average number of ordinary shares (both issued and potentially dilutive) outstanding during the financial year. In accordance with the revised Accounting Standard, diluted EPS is now calculated as net profit attributable to members of the Company divided by the weighted average number of outstanding ordinary shares and dilutive potential ordinary shares. Under the revised Accounting Standard, the comparative diluted EPS disclosures have been restated to 56.0¢ and to 25.2¢ before significant items, as compared to the previous disclosures of 55.2¢ and 25.0¢ respectively.

Comparative figures have been reclassified and repositioned in the financial statements to conform with changes in presentation for the current financial year as required by the following revised Accounting Standards –

AASB 1005 Segment Reporting
AASB 1027 Earnings Per Share

19.6 **Revisions in estimates of amounts reported in previous interim periods**

NIL.

		Current period A$M	Previous corresponding period A$M
Changes in Contingent Assets and Liabilities			
19.7	Contingent Assets NIL	-	-
19.8	Contingent Liabilities		
	Termination payments under service agreements	**11.3**	14.1
	Other guarantees	**0.5**	0.5
		11.8	14.6

Additional Disclosure for Trusts			
20.1	Number of units held by the management company or responsible entity or their related parties	**n/a**	n/a
20.2	A statement of the fees and commissions payable to the management company or responsible entity.	**n/a**	n/a

Annual Meeting	
The annual meeting will be held as follows –	
Place	**City Recital Hall Angel Place, Sydney**
Date	**Thursday, 1 May 2003**
Time	**10:00am**
Approximate date the annual report will be available	**Tuesday, 1 April 2003**

Compliance Statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

• Identify other standards used	n/a

2 This report, and the financial statements upon which the report is based, use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on financial statements to which one of the following applies.

(Tick one)

✓	The financial statements have been audited.		The financial statements have been subject to review.
	The financial statements are in the process of being audited or subject to review.		The financial statements have *not* yet been audited or reviewed.

5 There are no qualifications by the Company's Auditors to the Financial Report.

6 The Company has a formally constituted audit committee.

Sign here: ______________________ Date: 13 February 2003
Company Secretary

Print name: **DAVID A. WYLIE**

CCA Website

This release, along with the following documents can be found on CCA's website: http://www.ccamatil.com and will be available after the following times (Australian Eastern Summer Time) –

• ASX announcement and media release	13 February 2003 by 9:00am
• Results presentation material	13 February 2003 to coincide with 2:30pm presentation start
• Results presentation audio replay	13 February 2003 by 7:00pm